Exhibit 99.5

[Form of Proxy Card]

Name of shareholder:

Address:

City:

Country:

PROXY

STOLT-NIELSEN S.A.

Proxy Solicited on behalf of the Board of Directors of

the Company for Annual General Meeting May 15, 2008

The undersigned hereby authorize DnB NOR Bank ASA to constitute and appoint Jan Chr. Engelhardtsen, John G. Wakely, Alan B. Winsor, Jean-Paul Reiland, Jean Hoss and Philippe Hoss, and each of them, his true and lawful agent and proxy with full power of substitution in each, to represent the undersigned at the Annual General Meeting of Stockholders of  STOLT-NIELSEN S.A., to be held at the offices of Services Généraux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg on Thursday May 15, 2008 at 2:00 p.m., and at any adjournments thereof, on all matters coming before said meeting.

1.	Approval of the Annual Meeting Date.
2.	Approval of Financial Statements.
3.	Determination of Dividends.
4.	Discharge of Directors and Statutory Auditors.
5.	Continuation of Authorized Capital/Suppression of Shareholders Preemptive Rights.
6.	Approval of Authorization of Share Repurchases.
7.	Election of Directors.
(a) Jacob Stolt-Nielsen
(b) Niels G. Stolt-Nielsen
(c) Roelof Hendriks
(d) James B. Hurlock
(e) Håkan Larsson
(f) Christer Olsson
(g) Jacob B. Stolt-Nielsen
(h) Christopher J. Wright
8.	Election of Jacob Stolt-Nielsen as Chairman of the Board of Directors.
9.	Election of PricewaterhouseCoopers S.à.r.l. as Independent Auditors and as Statutory Auditors of the Company.

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE

	For	Against	Abstain
Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

Resolution 3	☐	☐	☐

	For	Against	Abstain
Resolution 4	☐	☐	☐

Resolution 5	☐	☐	☐

Resolution 6	☐	☐	☐

	For	Against	Abstain
Resolution 7(a)	☐	N/A	☐

Resolution 7(b)	☐	N/A	☐

Resolution 7(c)	☐	N/A	☐

Resolution 7(d)	☐	N/A	☐

Resolution 7(e)	☐	N/A	☐

	For	Against	Abstain
Resolution 7(f)	☐	N/A	☐

Resolution 7(g)	☐	N/A	☐

Resolution 7(h)	☐	N/A	☐

Resolution 8	☐	N/A	☐

Resolution 9	☐	☐	☐

If these Voting Instructions are signed and timely returned to DnB NOR Bank ASA but no specific direction as to vote is marked below as to an issue, the undersigned shall be deemed to have directed DnB NOR Bank ASA to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Proxy.

Please sign your name to the Proxy exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

Signature(s)	Date: